

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2007

Mr. John P. Rielly
Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

> **Re:** **Hess Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Response Letter Dated July 27, 2007**
> **File No. 1-01204**

Dear Mr. Rielly:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief